Exhibit 99.76

January 8, 2024

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Re: DeFi Technologies Inc. (the “Company”)

Notice Pursuant to National Instrument 51-102 – Change of Auditor (“Notice”)

As required by the National Instrument 51-102, we have reviewed the information contained in the Company’s Notice of Change of auditor, dated January 8, 2024, and agree with the information contained therein, based upon our knowledge of the information related to the Notice in as far as they relate to us.

Sincerely,

Certified Public Accountants

Lakewood, CO